FUND ACCOUNTING AND ADMINISTRATION SERVICES AGREEMENT

This SERVICES AGREEMENT (the “Agreement”) is entered into as of this 1st day of November 2016 by and between S&Z Fund Services, LLC, a New York limited liability company having its principal office and place of business at 145 Pinelawn Rd suite 200 S Melville, NY 11747 (the “Service Provider”), and Forefront Income Trust, a Delaware statutory trust having its principal office at 7 Times Square Tower, 37th Fl. New York, NY 10036 (the “Fund”).

WHEREAS, the Fund is a closed-end management investment company registered with the United States Securities and Exchange Commission (SEC) under the Investment Company Act of 1940, as amended (“1940 Act”); and wishes to retain the Service Provider to perform certain fund accounting and administrative services specified below in Paragraph 1, and the Service Provider desires to provide such services to the Fund under the terms and conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the mutual promises contained herein, the parties hereby agree as follows:

1)
Appointment. The Fund hereby appoints the Service Provider to provide the services set forth below in accordance with the terms of this Agreement and the Service Provider accepts such appointment. The Service Provider may from time to time adopt procedures, or modify its procedures, to implement the terms of this Agreement. However, at all times the Service Provider will perform its services and duties in compliance with, and according to, the policies and directions of the Fund’s Board of Trustees. Subject to the terms and conditions set forth herein, the Service Provider shall perform the following services to the Fund:

a.
Process subscription applications, instruments of transfer, exchange requests and repurchase offer requests, and, in connection therewith, the Service Provider will, as necessary, communicate with Fund investors;

b.
Record subscription payments received in connection with the receipt of acceptable subscription applications, disburse payments to Fund investors upon permissible repurchase offers, and arrange the necessary wires from the fund or other directed actions in connection with distributions authorized by the Fund’s Advisor (the “Advisor”);

c.	As requested, wire cash from the Fund’s custodian bank account, at the Fund’s instructions, to such other accounts as may be instructed;

d.	Calculate and arrange for the disbursement of the advisory fee and in accordance with the Fund’s prospectus as well as produce daily performance information as directed.

e.
Subject to the approval and/or authorization by the Advisor, arrange for the disbursement of payments of Service Provider fees and expenses, and other costs and expenses incurred by the Fund of which the Service Provider is informed;

f.
Perform position reconciliation (and cash balance reconciliation) as of each agreed upon period. Maintain the detailed books of account, including Balance Sheets, Profit and Loss as well as detailed general ledgers;

g.	Calculate performance data of the Fund for dissemination to confirmation services covering the investment company industry;

h.
Calculate and report the Fund’s daily NAV to the Fund and as directed by the Advisor, with pricing information determined after receiving from the Fund pricing procedure instructions with respect to the Fund (or valuations of the underlying funds), which Net Asset Value will be communicated to investors by the Service Provider on a daily basis through Nasdaq reporting system;

i.
The Service Provider will maintain the Fund’s register of capital accounts of Fund investors (the “Register”) and, subject to all applicable laws and any necessary consents or approvals, hold the Register open for inspection at the transfer office on weekdays (holidays and weekends excepted) during usual business hours;

j.	If requested and authorized by the Fund or the Manager, liaise with the Fund’s auditors by providing records or reports of information customarily produced by the Service Provider;

k.	Assist the Fund’s counsel and Advisor with preparation of prospectuses, statements of additional information, and registration statement;

l.	Assist in preparation and filing of the Fund’s tax returns, as well as with Blue Sky filings with Fund’s counsel

m.	Upon request by the Advisor, mail or transmit to existing Fund investors

(i)
statements with possible additional communications from the Fund or Advisor, if received sufficiently timely (provided that it is understood, for the avoidance of doubt, that the Advisor shall draft such communications and shall bear sole responsibility for the accuracy and completeness of such communications and that neither the Service Provider nor any of its agents intends to send marketing or other offering documents to the Fund’s prospective investors). Coordinate mailing prospectuses, notices (including privacy policy notices), proxy statements, proxies, and other reports (including, without limitation, semi-annual and annual reports to the shareholders) to Fund shareholders, and supervise and facilitate the solicitations of proxies solicited by the Fund for all shareholder meetings (including without limitation, the tabulation process for shareholder meetings);

(ii)	Other letters and / or amendments and, as directed, follow up communications with investors when an executed acknowledgement or amendment is required to be returned.

o.	Any other administrative or clerical service as agreed between the parties from time to time.

2)
Fees. For all of the ongoing services described above, except for item j, the Service Provider shall receive a minimum monthly fee of $5,000 commencing with the date of this Agreement continuing for the succeeding twelve months. For the work to be done with the outside auditors, S&Z will charge a separate fee of $ 5,000 per audit period.

The above fees do not include out-of-pocket expenses. These include courier, fax, photocopies, telephone and mailing costs, government (license) fees and any third-party disbursements incurred by the Fund. Any invoices received for the Fund’s own account is charged directly to the Fund.

3)
Such fees are payable monthly. All fees due during the initial financial year of the Fund and during the financial year in which this Agreement expires or is terminated shall be prorated to reflect the number of days in such financial year during which this Agreement was in effect.

4)
Expenses. All reasonable out-of-pocket expenses incurred by the Service Provider on behalf of the Fund shall be paid or reimbursed by the Fund upon presentation of appropriate back-up documentation, if requested by the Fund. Out-of-pocket expenses include courier, fax, photocopies, telephone and mailing costs, government or license fees, and any third-party disbursements incurred by the Fund. Any invoices received for the Fund’s own account, in as far as the Fund uses its own resources, are charged directly to the Fund.

5)	Term and Termination.

a)	This Agreement, commencing on the date hereof, shall have an initial term of one year and shall be automatically renewed for successive one-year terms, unless terminated as provided herein.

b)
Either party, in its sole discretion, may terminate this Agreement as at the close of business on any Business Day upon at least 30-calendar days prior written notice to the other party (or such shorter notice as the parties may agree).

c)
Notwithstanding the foregoing, either party may terminate this Agreement immediately upon notice in writing, if the other party commits any material breach of the terms of this Agreement and fails to remedy such breach within 7 days of the giving of such written notice by the party requiring it to do so.

6)
Non-Exclusivity and Related Activities. The nature of the duties of the Service Provider hereunder shall not preclude the Service Provider or its affiliates from providing services of a comparable or different nature to any other client.

7)	Representations and Warranties of the Service Provider.

a)	The Service Provider represents and warrants to the Fund that:

i)	It is duly organized and validly existing under the laws of the jurisdiction of its organization and is in good standing thereunder;

ii)	It, and its signatory, have the requisite power and authority to enter into, deliver and perform its obligations under this Agreement;

iii)
It will not by entering into this Agreement (A) be required to take any action contrary to its constitutional documents or any applicable statute, law or regulation of any jurisdiction which would materially limit or materially adversely affect its ability to perform its duties under this Agreement or (B) breach or cause to be breached any undertaking, agreement, contract, statute, rule or regulation to which it is a party or by which it is bound which would materially limit or materially adversely affect its ability to perform its duties under this Agreement.

iv)
This is a valid and legally binding Agreement enforceable against it in accordance with its terms subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing;

v)
It will maintain in full force and effect all registrations, licenses or consents of any governmental entity or other authority that may be required in connection with its activities and will comply in all material respects with all applicable laws, regulations and orders to which it may be subject;

vi)	It has access to the necessary facilities, equipment, and personnel to perform its duties and obligations under this Agreement.

b)
Such representations and warranties shall continue during the term of this Agreement and if, at any time, any event has occurred which would make any of the foregoing representations or warranties not true, the Service Provider shall notify the Fund in writing.

8)	Representations and Warranties of the Fund.

a)	The Fund represents and warrants to the Service Provider that:

i)	It is duly organized and validly existing under the laws of the jurisdiction of its organization and is in good standing thereunder;

ii)	It, and its signatories, have the requisite power and authority to enter into, deliver and perform its obligations under this Agreement;

iii)
It will not by entering into this Agreement (A) be required to take any action contrary to its constitutional documents or any applicable statute, law or regulation of any jurisdiction which would materially limit or materially adversely affect its ability to perform its duties under this Agreement or (B) breach or cause to be breached any undertaking, agreement, contract, statute, rule or regulation to which it is a party or by which it is bound which would materially limit or materially adversely affect its ability to perform its duties under this Agreement;

iv)
This is a valid and legally binding Agreement enforceable against it in accordance with its terms subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing;

v)
It will maintain in full force and effect all registrations, licenses or consents of any governmental entity or other authority that may be required in connection with its activities and will comply in all material respects with all applicable laws, regulations and orders to which it may be subject.

b)
Such representations and warranties shall continue during the term of this Agreement and if, at any time, any event has occurred which would make any of the foregoing representations or warranties not true, the Fund, as the case may be, shall notify the Service Provider in writing.

9)
Liability and Indemnification. Neither the Service Provider, its officers, directors, members, shareholders, employees, affiliates or agents, or any of their successors and assigns, (each an “Indemnified Party”) shall be liable to the Fund, or any of their officers, directors, investors, beneficiaries or employees, or any of their successors or assigns, under this Agreement or otherwise for any action taken or omitted by any of them in good faith in connection with this Agreement or the business and affairs of the Fund, provided however, that the Service Provider shall not be indemnified with respect to any expense, loss, liability, claim or damage that resulted from the gross negligence, fraud or willful misconduct of an Indemnified Party in connection with the performance of its duties and obligations under this Agreement.

10)
Confidentiality. The Service Provider agrees to keep confidential and not to disclose to any person (other than its directors, officers, partners or employees of, or agents, legal counsel and independent auditors, collectively “Authorized Representatives”) all information and documents relating to the Fund and its affairs, including, without limitation, any information relating to any Fund investment that is provided to the Service Provider, provided that in each case the Service Provider may make such disclosure to its Authorized Representatives (i) if the information being disclosed is otherwise generally available to the public or (ii) if such disclosure in the written opinion (satisfactory to the Fund) of legal counsel (satisfactory to the Fund) for such Service Provider is required by applicable law or regulation. Prior to any disclosure to any Authorized Representative of the Service Provider of any information referred to in the first sentence of this Sec-tion, the Service Provider shall advise such Authorized Representative of the obligations set forth in this Section and obtain the agreement of such Authorized Representative to keep such information confidential and otherwise comply with this Section.

11)
Privacy. The Service Provider recognizes that non-public information concerning the Investors in the Fund set forth in the Subscription Agreements or otherwise disclosed by Subscribers to the Fund or other agents of the Fund (such as the Subscriber’s name, address, social security number, assets and income), (collectively, the “Information”) may be disclosed (i) to the Advisor, affiliates, attorneys, accountants and auditors in furtherance of the Fund's business and to other service providers such as brokers who may have a need for the Information in connection with providing services to the Fund, (ii) to third party service providers or financial institutions who may be providing marketing services to the Fund provided that such persons must agree to protect the confidentiality of the Information and use the Information only for the purposes of providing services to the Fund and (iii) as otherwise required or permitted by law. The Service Provider maintains physical, electronic and procedural safeguards that comply with federal standards to guard the Information.

12)
Information Security Program. The Service Provider will take reasonable precautions to ensure the security and confidentiality of non-public personal information, protect against any anticipated threats or hazards to the security or integrity of information, and protect against unauthorized access to or use of such information that would result in substantial harm or inconvenience to any customer and will maintain reasonable procedures to detect and respond to any security breaches. The Service Provider will monitor and review their procedures periodically and revise them, as necessary, to ensure they appropriately address any anticipated risks.

13)
Disaster Recovery. The Service Provider shall enter into and shall maintain in effect with appropriate parties one or more agreements making reasonable provisions for emergency use of electronic data processing equipment to the extent appropriate equipment is available. In the event of equipment failures, the Service Provider shall, at no additional expense to the Fund, take reasonable steps to minimize service interruptions. The Service Provider shall have no liability with respect to the loss of data or service interruptions caused by equipment failure, provided such loss or interruption is not caused by the Service Provider's own willful misfeasance, bad faith, gross negligence or reckless disregard of its duties or obligations under this Agreement.

14)
Books and Records. Except as otherwise authorized by the Fund, all year-end books, records and other documents received or prepared by the Service Provider on behalf of the Fund, other than those which are not of a material nature, shall be retained by the Service Provider for a period of at least seven years after termination of this Agreement with respect to the Fund, or until they (or copies) are delivered to duly appointed successors to the Service Provider upon termination of this Agreement. The Fund and persons authorized by the Fund (“Authorized Persons”) shall have access to such books and records at all times during the Service Provider’s normal business hours. Upon the reasonable request of the Fund, copies of any such books and records shall be provided by the Service Provider to the Fund or to an Authorized Person or to any other person, including, without limitation, the Fund’s auditors and accountants, upon the direction of the Fund, at the Fund’s expense. To the extent permitted by and consistent with applicable requirements of any laws, rules and regulations having jurisdiction with respect to the Fund, the Advisor or the Service Provider (“Applicable Laws”), any such books or records may be maintained in the form of electronic media and stored on any magnetic disk or tape or similar recording method. Any book and records required to be maintained and preserved pursuant to Rule 31a-1 and 31a-2 under the 1940 Act that are prepared and maintained by the Service Provider on behalf of the Fund shall be property of the Fund and made available to or surrendered promptly to the Fund on request.

In addition to any records required to be maintained by Applicable Laws, the Service Provider shall keep the following records:

a)	All books and records with respect to the Fund’s books of account; and

15)
Records of the Fund’s securities transactions.Liaison with Accountants. The Service Provider shall act as liaison with the Fund's independent public accountants and with other third parties, as instructed by the Advisor, and shall provide account analyses, fiscal year summaries, and other audit‑related schedules with respect to the Fund. The Service Provider shall take all reasonable action in the performance of its duties under this Agreement to assure that the necessary information is made available to such accountants for the expression of their opinion, as required by the Fund or the Advisor.

16)
Compliance. The Administrator undertakes to comply with all applicable requirements for the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, and other laws, rules, and regulations of governmental authorities having jurisdiction with respect to the duties to be performed by the Administrator under this Agreement.

17)
Anti-Money Laundering. The Service Provider has established and will apply on behalf of the Fund in the performance of its duties hereunder, anti-money laundering practices and procedures (the “Procedures”) that are designed to comply with the USA Patriot Act. In connection therewith, the Service Provider will:

a.
Identify and verify investors and their source of funds, including verification as to whether any investors are included on the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Treasury Department's Office of Foreign Assets Control[1] ("OFAC"), as such list may be amended from time to time;

[1]	The OFAC list may be accessed on the web at http://www.treas.gov/ofac.

b.	Maintain record keeping relating to the foregoing verification of identity and source of funds;

c.
Establish and maintain internal controls and communication procedures for the ongoing monitoring of the investment activities of the Fund in accordance with the Service Provider’s own internal systems and procedures; and

d.	Pay all withdrawal proceeds to the same account from which Client's investment in the Fund was originally remitted, unless the Manager, in its sole discretion, agrees otherwise.

18)
Assignment. This Agreement may not be assigned by either party without the express prior written consent of each of the other parties hereto, which consent may be given or withheld in its sole discretion; provided, however, either party may assign this Agreement to a partnership, corporation or other entity which, directly or indirectly, controls, is controlled by or is under common control with such party that agrees to be bound by the terms of this Agreement.

19)
Successors. This Agreement shall be binding upon and inure to the benefit of each party hereto and their respective legal representatives, heirs, successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

20)	Amendment or Modification. This Agreement may not be amended or modified except by the written consent of all of the parties hereto.

21)
Notices. Except as otherwise provided herein, all notices required to be delivered under this Agreement shall be effective only if in writing and shall be deemed given by the party required to provide notice when received by the party to whom notice is required to be given and shall be delivered personally or by registered mail, postage prepaid, return receipt requested, or any confirmed facsimile, as follows (or to such other address as the party entitled to notice shall hereafter designate by written notice to the other parties):

If to the Service Provider:
S&Z Fund Services, LLC
 145 Pinelawn Road, Suite 200 S
Melville New York 11747

If to Fund:
Forefront Income Trust
Times Square Tower
7 Times Square, 37th Floor
New York, New York 10036

22)	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without reference to choice of law principles).

23)
Arbitration; Submission to Arbitration. If a dispute arises out of or relates to this Agreement, or the breach thereof, and if such dispute cannot be settled through negotiation, the parties agree (i) to try in good faith to settle the dispute by mediation under the Commercial Mediation Rules of the American Arbitration Association before resorting to arbitration in connection with this Agreement, (ii) to waive any rights to litigation and any rights they might otherwise have to a trial, or trial by jury; and waive any immunities, including but not limited to sovereign immunity, which may otherwise apply; and (iii) that such dispute, any and all resolution or arbitration procedure(s), and any findings or results shall be held strictly confidential.

24)
Entire Agreement. This Agreement and the schedules hereto constitute the entire agreement between the parties with respect to the matters referred to herein, and no other agreement, verbal or otherwise in relation to such matters, shall be binding upon the parties hereto.

IN WITNESS WHEREOF, this Services Agreement has been executed for and on behalf of the undersigned the day and year first above written.

S&Z Fund Services, LLC

By:	/s/ Gregory Zoriaian
Name:	Gregory Zoriaian
Title:	Director of Fund Services

Forefront Income Trust

By:	/s/ Bradley Reifler
Name:	Bradley Reifler
Title:	CEO